Exhibit 12.1

	Year ended	Year ended	Year ended	Year ended	Year ended
	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec
	2007	2006	2005	2004	2003

Pre tax income from continuing operations before adjustment for equity investees and cumulative effect of accounting change	$910,595	$492,163	$256,195	$64,093	$(880,624)
Less: Interest capitalized	(10,100)	(2,100)	(8,400)	(8,800)	(6,800)
Add back: Minority Interest expense(4)	6,608	6,770

Total Earnings (as adjusted)	$907,103	$496,833	$247,795	$55,293	$(887,424)

Fixed Charges

Interest Expense	40,500	871	9,647	18,898	15,182
Add: Interest capitalized	10,100	2,100	8,400	8,800	6,800
Interest component of Rent Expense(3)	10,923	8,646	10,626	11,682	4,257

Total Fixed Charges	$61,523	$11,617	$28,673	$39,380	$26,239

Total earnings as adjusted plus fixed charges	$968,626	$508,450	$276,468	$94,673	$(861,185)

Ratio of earnings to fixed charges (1)	15.74	43.77	9.64	2.40	(2)

(1)	We have computed the ratios of earnings to fixed charges by dividing pre tax income from continuing operations, plus fixed charges, plus amortization of capitalized interest, less earnings of equity investees, less interest capitalized, by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and any amortization of debt premiums, discounts and issuance costs.

(2)	The ratio of earnings to fixed charges is not presented for the year ended December 31, 2003 because our earnings were a net loss of $887.4 million primarily due to the recording of an in-process research and development expense of $823.0 million in connection with the merger of Biogen Inc. and Idec Pharmaceuticals Inc.

(3)	The percent of rent included in the calculation is a reasonable approximation of the interest factor.

(4)	For the year ended December 31, 2007, this calculation excludes $65.0 million allocated to minority interest due to the consolidation of certain variable interest entities. The $65.0 million represents the fair value of technologies retained by the parent companies of these variable interest entities and offset an equal charge to in process research and development, and resulted in no net impact to our results of operations for the year ended December 31, 2007.